Exhibit 99.3

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at September 30, 2023 and March 31, 2023

and for the three and six month periods ended

September 30, 2023 and 2022

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
expressed in millions of Canadian dollars, except for per share amounts
Revenue (Note 4)	$732.6	$599.2	$1,559.8	$1,533.3
Operating expenses
Cost of sales (Note 5)	$664.8	$569.4	$1,304.3	$1,146.2
Administrative and selling expenses (Note 6)	31.0	24.2	54.4	52.6

Income from operations	$36.8	$5.6	$201.1	$334.5

Other (income) and expenses
Finance income	$(3.1)	$(4.6)	$(6.4)	$(6.5)
Finance costs	5.4	4.3	10.5	9.0
Interest on pension and other post-employment benefit obligations	4.8	4.0	9.6	7.4
Foreign exchange gain	(11.6)	(40.1)	(0.6)	(51.8)
Change in fair value of warrant liability (Note 24)	0.3	(35.1)	(17.2)	(73.5)
Change in fair value of earnout liability (Note 25)	(0.7)	(5.0)	(2.7)	(9.2)
Change in fair value of share-based compensation liability (Note 26)	(1.3)	(10.0)	(5.3)	(19.4)

	$(6.2)	$(86.5)	$(12.1)	$(144.0)

Income before income taxes	$43.0	$92.1	$213.2	$478.5
Income tax expense (Note 18)	11.9	4.9	51.2	89.8

Net income	$31.1	$87.2	$162.0	$388.7

Net income per common share
Basic (Note 21)	$0.29	$0.72	$1.49	$2.84
Diluted (Note 21)	$0.24	$0.36	$1.09	$1.95

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
expressed in millions of Canadian dollars
Net income	$31.1	$87.2	$162.0	$388.7
Other comprehensive income, net of income tax, that will be reclassified subsequently to profit or loss
Net unrealized income on cash flow hedges, net of tax expense nil for the three and six months ended September 30, 2023, and tax expense of $3.6 million, respectively for the three and six months ended September 30, 2022 (Note 15)	$—	$8.4	$—	$35.1
Other comprehensive income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange gain (loss) on translation to presentation currency	$32.9	$90.8	$(0.6)	$143.6
Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and six months ended September 30, 2023 and for the three and six months ended September 30, 2022 (Notes 16, 17)	$14.0	$(18.4)	$(0.4)	$(50.0)

	$46.9	$80.8	$(1.0)	$128.7

Total comprehensive income	$78.0	$168.0	$161.0	$517.4

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2023	March 31, 2023
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$213.6	$247.4
Restricted cash (Note 7)	3.9	3.9
Taxes receivable	12.3	—
Accounts receivable, net (Note 8)	303.6	291.2
Inventories (Note 9)	822.7	722.7
Prepaid expenses and deposits	64.9	94.4
Other assets	6.6	6.7

Total current assets	$1,427.6	$1,366.3

Non-current
Property, plant and equipment, net (Note 10)	$1,276.7	$1,081.3
Intangible assets, net	0.9	0.9
Other assets	7.9	7.1

Total non-current assets	$1,285.5	$1,089.3

Total assets	$2,713.1	$2,455.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness (Note 11)	$0.4	$1.9
Accounts payable and accrued liabilities (Note 12)	283.4	204.6
Taxes payable and accrued taxes (Note 13)	60.2	14.4
Current portion of other long-term liabilities	0.5	0.4
Current portion of governmental loans (Note 14)	11.9	10.0
Current portion of environmental liabilities	2.2	4.5
Warrant liability (Note 24)	39.9	57.3
Earnout liability (Note 25)	14.3	16.8
Share-based payment compensation liability (Note 26)	28.5	33.5

Total current liabilities	$441.3	$343.4

Non-current
Long-term governmental loans (Note 14)	$122.8	$110.4
Accrued pension liability (Note 16)	204.0	184.0
Accrued other post-employment benefit obligation (Note 17)	210.5	222.9
Other long-term liabilities	4.0	3.7
Environmental liabilities	33.1	32.3
Deferred income tax liabilities	85.7	96.7

Total non-current liabilities	$660.1	$650.0

Total liabilities	$1,101.4	$993.4

Shareholders’ equity
Capital stock (Note 20)	$958.8	$958.4
Accumulated other comprehensive income	312.6	313.6
Retained earnings	359.4	211.6
Contributed deficit (Note 28)	(19.1)	(21.4)

Total shareholders’ equity	$1,611.7	$1,462.2

Total liabilities and shareholders’ equity	$2,713.1	$2,455.6

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed deficit	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit obligation	Cash flow hedge reserve - unrealized gain (loss) (Note 15)	Accumulated other compre - hensive income	Retained earnings	Total Shareholders’ equity
Balance at March 31, 2023	$958.4	$(21.4)	$106.7	$206.9	$—	$313.6	$211.6	$1,462.2
Net income	—	—	—	—	—	—	162.0	162.0
Other comprehensive loss	—	—	(0.6)	(0.4)	—	(1.0)	—	(1.0)
Issuance of performance and restricted share units (Note 28)	—	1.8	—	—	—	—	—	1.8
Issuance of deferred share units (Note 28)	—	0.9	—	—	—	—	—	0.9
Issuance of capital stock (Notes 20, 28)	0.4	(0.4)	—	—	—	—	—	—
Dividend equivalent on earnout rights (Note 25)	—	—	—	—	—	—	(0.3)	(0.3)
Dividends paid (Note 29)	—	—	—	—	—	—	(13.9)	(13.9)

Balance at September 30, 2023	$958.8	$(19.1)	$106.1	$206.5	$—	$312.6	$359.4	$1,611.7

Balance at March 31, 2022	1,378.0	(25.2)	(16.4)	193.1	(24.7)	152.0	77.8	1,582.6
Net income	—	—	—	—	—	—	388.7	388.7
Other comprehensive income (loss)	—	—	143.6	(50.0)	35.1	128.7	—	128.7
Common shares repurchased and cancelled (Note 20)	(416.9)	—	—	—	—	—	(134.0)	(550.9)
Issuance of performance and restricted share units (Note 28)	—	1.8	—	—	—	—	—	1.8
Issuance of deferred shared units (Note 28)	—	0.9	—	—	—	—	—	0.9
Dividends paid (Note 29)	—	—	—	—	—	—	(16.6)	(16.6)

Balance at September 30, 2022	$961.1	$(22.5)	$127.2	$143.1	$10.4	$280.7	$315.9	$1,535.2

See accompanying notes to the condensed interim consolidated financial statements

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
expressed in millions of Canadian dollars
Operating activities
Net income	$31.1	$87.2	$162.0	$388.7
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	25.3	22.4	48.6	45.0
Deferred income tax benefit (Note 18)	(3.9)	(15.5)	(10.9)	(16.1)
Pension funding (in excess of) below expense	(0.3)	49.1	0.9	48.8
Post-employment benefit funding (in excess of) below expense	(1.5)	1.8	(3.4)	(0.3)
Unrealized foreign exchange gain on:
accrued pension liability	(4.3)	(12.8)	(0.2)	(16.8)
post-employment benefit obligations	(4.9)	(13.2)	—	(20.5)
Finance costs	5.4	4.3	10.5	9.0
Interest on pension and other post-employment benefit obligations	4.8	4.0	9.6	7.4
Accretion of governmental loans and environmental liabilities	3.8	3.2	7.4	6.3
Unrealized foreign exchange gain on government loan facilities	(3.1)	(6.4)	(0.5)	(9.3)
Increase (decrease) in fair value of warrant liability (Note 24)	0.3	(35.1)	(17.2)	(73.5)
Decrease in fair value of earnout liability (Note 25)	(0.7)	(5.0)	(2.7)	(9.2)
Decrease in fair value of share-based payment compensation liability (Note 26)	(1.3)	(10.0)	(5.3)	(19.4)
Other	2.1	(2.0)	3.6	(3.5)

	$52.8	$72.0	$202.4	$336.6
Net change in non-cash operating working capital (Note 22)	6.6	(133.3)	21.5	(121.1)
Share-based payment compensation and earnout units settled	—	(4.6)	—	(4.6)
Environmental liabilities paid	(2.2)	(0.2)	(2.8)	(0.4)

Cash generated by (used in) operating activities	$57.2	$(66.1)	$221.1	$210.5

Investing activities
Acquisition of property, plant and equipment (Note 10)	$(154.6)	$(92.4)	$(273.2)	$(172.5)

Cash used in investing activities	$(154.6)	$(92.4)	$(273.2)	$(172.5)

Financing activities
Bank indebtedness (repaid) advanced, net (Note 11)	$(1.0)	$0.1	$(1.7)	$0.3
Transaction costs on bank indebtedness (Note 11)	(0.7)	—	(1.7)	—
Governmental loans received (Note 14)	23.8	15.2	42.3	15.2
Repayment of governmental loans (Note 14)	(2.5)	(2.5)	(5.0)	(5.0)
Interest paid	(0.1)	—	(0.2)	(0.1)
Dividends paid (Note 29)	(13.9)	(16.6)	(13.9)	(16.6)
Common shares repurchased and cancelled (Note 20)	—	(543.0)	—	(546.7)
Other	(0.3)	(0.3)	(0.3)	(0.3)

Cash generated by (used in) financing activities	$5.3	$(547.1)	$19.5	$(553.2)

Effect of exchange rate changes on cash	$5.1	$33.6	$(1.2)	$64.8
Cash
Decrease in cash	(87.0)	(672.0)	(33.8)	(450.4)
Opening balance	300.6	1,136.9	247.4	915.3

Ending balance (Note 7)	$213.6	$464.9	$213.6	$464.9

See accompanying notes to the condensed interim consolidated financial statements

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement (the “Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Legato Merger Corp. (“Legato”). On October 19, 2021, the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at September 30, 2023 and March 31, 2023 and for the three and six month periods ended September 30, 2023 and 2022 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.

•	Algoma Steel Intermediate Holdings Inc.

•	Algoma Steel Inc.

•	Algoma Steel Inc. USA

•	Algoma Docks GP Inc.

•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Notes 4 and 31 of the Company’s annual consolidated financial statements for the years ended March 31, 2023 and 2022. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended March 31, 2023 and 2022.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on November 2, 2023.

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2023 and 2022. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

For reporting purposes, the condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.

New IFRS Standards, Amendments and Interpretations adopted as of April 1, 2023 (effective January 1, 2023)

The Company adopted the following amendments which did not have a material impact on the condensed interim consolidated financial statements:

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” was amended with the intention to help companies provide useful accounting policy disclosures. The key amendments include the requirement to disclose material accounting policy information rather than significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

Amended Scope of Recognition

IAS 12 “Income Taxes” was amended to narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” was amended to introduce the definition of an accounting estimate and includes other amendments to assist entities to distinguish changes in accounting estimates from changes in accounting policies.

3.	FUTURE ACCOUNTING CHANGES

Standards and Interpretations issued and not yet adopted

Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The application of these amendments are not expected to have a significant impact on the condensed interim consolidated statements of financial position or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

4.	REVENUE

The Company is viewed as a single reportable segment involving steel production for purposes of internal performance measurement and resource allocation.

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Total revenue is comprised of:
Sheet & Strip	$534.8	$498.2	$1,143.5	$1,257.5
Plate	130.7	52.7	275.6	170.8
Slabs	0.3	0.6	1.2	0.6
Freight	50.4	39.5	102.6	84.6
Non-steel revenue	16.4	8.2	36.9	19.8

	$732.6	$599.2	$1,559.8	$1,533.3

The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$293.5	$210.5	$606.1	$545.6
Sales to customers in the United States	429.7	380.3	930.9	968.5
Sales to customers in the rest of the world	9.4	8.4	22.8	19.2

	$732.6	$599.2	$1,559.8	$1,533.3

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	REVENUE (continued)

For the three and six month periods ended September 30, 2023, sales of $97.1 million and $210.3 million, respectively, to one customer represented greater than 10% of total revenue. For the three and six month periods ended September 30, 2022, sales of $63.8 million and $183.9 million, respectively, to one customer represented greater than 10% of total revenue.

5.	COST OF SALES

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Total cost of sales is comprised of:
Cost of steel revenue	$598.0	$521.7	$1,164.8	$1,041.8
Cost of freight revenue	50.4	39.5	102.6	84.6
Cost of non-steel revenue	16.4	8.2	36.9	19.8

	$664.8	$569.4	$1,304.3	$1,146.2

Inventories recognized as cost of sales:	$614.4	$529.9	$1,201.7	$1,061.6

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$6.8	$3.4	$13.5	$3.8

Depreciation included in cost of steel revenue for the three and six month periods ended September 30, 2023 was $25.2 million and $48.4 million, respectively. Depreciation included in cost of steel revenue for the three and six month periods ended September 30, 2022 was $22.3 million and $44.8 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended September 30, 2023 was $87.7 million and $178.0 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended September 30, 2022 was $124.8 million and $206.1 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the three and six month periods ended September 30, 2023, total Carbon Tax recognized in cost of sales as an expense was $12.2 million and $14.7 million, respectively. For the three and six month periods ended September 30, 2022, total Carbon Tax recognized in cost of sales as an expense was $0.1 million and $3.1 million, respectively.

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits totaling $44.5 million and $3.4 million respectively, for the three and six month period ended September 30, 2022. Further, for the three and six month periods ended September 30, 2022, $47.9 million was recorded in cost of steel revenue.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

6.	ADMINISTRATIVE AND SELLING EXPENSES

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Administrative and selling expense is comprised of:
Personnel expenses	$12.5	$11.6	$22.3	$25.3
Professional, consulting, legal and other fees	6.4	2.4	10.2	8.6
Insurance	7.4	5.9	12.7	11.2
Software licenses	1.1	1.0	2.4	2.0
Amortization of intangible assets and non-producing assets	0.1	0.1	0.2	0.2
Other administrative and selling	3.5	3.2	6.6	5.3

	$31.0	$24.2	$54.4	$52.6

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $5.0 million and $0.4 million respectively. For the three and six month periods ended September 30, 2022, $5.4 million was recorded in administrative and selling expenses.

7.	CASH AND RESTRICTED CASH

At September 30, 2023, the Company had $213.6 million of cash (March 31, 2023 – $247.4 million) and restricted cash of $3.9 million (March 31, 2023 – $3.9 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at both September 30, 2023 and March 31, 2023.

8.	ACCOUNTS RECEIVABLE, NET

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Trade accounts receivable	$292.4	$277.3
Allowance for doubtful accounts	(1.1)	(0.5)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	3.0
Northern Industrial Electricity Rate program rebate receivable	2.4	2.7
Other accounts receivable	6.9	8.7

	$303.6	$291.2

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	ACCOUNTS RECEIVABLE, NET (continued)

Allowance for doubtful accounts

Balance at March 31, 2022	$(2.4)
Remeasurement of loss allowance	1.9

Balance at March 31, 2023	$(0.5)
Remeasurement of loss allowance	(0.6)

Balance at September 30, 2023	$(1.1)

9.	INVENTORIES

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Raw materials and consumables	$607.1	$485.7
Work in progress	138.7	168.1
Finished goods	76.9	68.9

	$822.7	$722.7

10.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Freehold land	$6.7	$6.6
Buildings	51.6	39.2
Machinery and equipment	674.3	691.7
Computer hardware	1.9	1.9
Right-of-use assets	3.3	3.4
Property under construction	538.9	338.5

	$1,276.7	$1,081.3

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment for the three and six month periods ended September 30, 2023 was $25.9 million and $50.0 million, respectively. Depreciation of property, plant and equipment for the three and six month periods ended September 30, 2022 was $24.6 million and $48.4 million, respectively. Depreciation included in inventories at September 30, 2023, amounted to $11.9 million (September 30, 2022 - $12.6 million).

Acquisitions and disposals

During the three month period ended September 30, 2023, property, plant and equipment were acquired at an aggregate net cost of $138.5 million (September 30, 2022 - $85.2 million); comprised of property, plant and equipment acquired with a total cost of $154.6 million (September 30, 2022 - $92.4 million), against which the Company recognized benefits totaling $16.1 million (September 30, 2022 - $7.2 million) in respect of the governmental loans and the governmental grant discussed in Note 14.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

10.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

During the six month period ended September 30, 2023, property, plant and equipment were acquired at an aggregate net cost of $244.9 million (September 30, 2022 - $165.3 million); comprised of property, plant and equipment acquired with a total cost of $273.2 million (September 30, 2022 - $172.5 million), against which the Company recognized benefits totaling $28.3 million (September 30, 2022 - $7.2 million) in respect of the governmental loans discussed in Note 14.

During the three month period ended September 30, 2023, the Company had additions to property under construction for the electric arc furnace (“EAF”) and plate mill modernization projects of $47.9 million and $54.9 million, respectively (September 30, 2022 - $59.6 million and $7.5 million, respectively). During the six month period ended September 30, 2023, the Company had additions to property under construction for the electric arc furnace (“EAF”) and plate mill modernization projects of $121.6 million and $58.6 million, respectively (September 30, 2022 - $110.7 million and $16.7 million, respectively).

At September 30, 2023, property under construction includes prepaid progress payments of $201.2 million for the transition from blast furnace steel production to EAF (March 31, 2023 - $188.7 million). As at September 30, 2023, property under construction is largely comprised of the EAF and plate mill modernization projects with cumulative net additions/transfers totaling $388.7 million (March 31, 2023 - $267.1 million) and $82.0 million (March 31, 2023 - $26.2 million), respectively. Since inception for the plate mill modernization, there has been $130.7 million in additions and $48.7 million transferred into service for completion of Phase 1. Further, at September 30, 2023, there was no prepaid expense pertaining to the plate mill modernization project (March 31, 2023 - $41.4 million).

11.	BANK INDEBTEDNESS

On November 30, 2018, the Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. In May 2023, the Company increased its Revolving Credit Facility from US $250 million to US $300 million and extended the term to May, 2028. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.

At September 30, 2023, the Company had drawn $0.4 million (US $0.3 million), and there was $347.1 million (US $256.7 million) of unused availability after taking into account $58.1 million (US $43.0 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2023, the Company had drawn $1.9 million (US $1.4 million), and there was $279.2 million (US $206.3 million) of unused availability after taking into account $57.3 million (US $42.3 million) of outstanding letters of credit and borrowing base reserves.

Initial transaction costs related to the Revolving Credit Facility obtained on November 30, 2018 amounted to $7.0 million, with additional transaction costs of $1.0 million incurred for the increase in the Revolving Credit Facility in May 2023. Transaction costs are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which have a maturity date of May 31, 2028. At September 30, 2023, the unamortized transaction costs related to the Revolving Credit Facility were $1.1 million (March 31, 2023 - $0.9 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	BANK INDEBTEDNESS (continued)

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the six month period ended September 30, 2023 arising from financing activities are presented below:

Balance at March 31, 2023	$1.9
Revolving Credit Facility drawn	34.1
Repayment of Revolving Credit Facility	(35.7)
Effects of Foreign Exchange	0.1

Balance at September 30, 2023	$0.4

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Accounts payable	$103.1	$59.8
Accrued liabilities	126.1	74.9
Wages and accrued vacation payable	54.2	69.9

	$283.4	$204.6

13.	TAXES PAYABLE AND ACCRUED TAXES

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Payroll taxes payable	$3.2	$4.3
Sales taxes payable	1.0	—
Carbon tax accrual	23.1	8.4
Income taxes payable (Note 18)	32.9	1.7

	$60.2	$14.4

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	GOVERNMENTAL LOANS

As at,	September 30, 2023	March 31, 2023
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$24.9	$27.9
Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	47.1	45.4
Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	8.4	9.7
Federal SIF EAF Agreement loan, denominated in Canadian dollars, due January 1, 2030	42.4	27.4

	$122.8	$110.4

Current portion
Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0
Federal SIF Loan, denominated in Canadian dollars	1.9	—

	$11.9	$10.0

	$134.7	$120.4

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at March 31, 2023	$49.2	$(26.5)	$15.0	$37.9
Movement in the period	(5.0)	—	2.0	(3.0)

Balance at September 30, 2023	$44.2	$(26.5)	$17.0	$34.9

Provincial MENDM Loan
Balance at March 31, 2023	$60.0	$(26.4)	$11.9	$45.4
Movement in the period	—	—	1.7	1.7

Balance at September 30, 2023	$60.0	$(26.4)	$13.6	$47.1

Federal SIF Loan
Balance at March 31, 2023	$15.0	$(7.8)	$2.5	$9.7
Movement in the period	—	—	0.6	0.6

Balance at September 30, 2023	$15.0	$(7.8)	$3.1	$10.3

Federal SIF EAF Loan
Balance at March 31, 2023	$65.5	$(38.7)	$0.6	$27.4
Movement in the period	41.9	(28.3)	1.4	15.0

Balance at September 30, 2023	$107.4	$(67.0)	$2.0	$42.4

Total, Governmental Loans
Balance at March 31, 2023	$189.8	$(99.4)	$30.0	$120.4
Movement in the period	36.9	(28.3)	5.7	14.3

Balance at September 30, 2023	$226.7	$(127.7)	$35.7	$134.7

15.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of September 30, 2023, the Company had no outstanding hedging agreements. As of September 30, 2022, the Company entered into agreements to hedge the revenue on the sale of steel. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on Mark-to-Market (MTM) exposure of the commodity contracts in excess of US $0.25 million. As of September 30, 2023 and March 31, 2023, no margin payments were made by the Company.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The commodity contracts to hedge the NYMEX price of the hot rolled coil price of steel are derivatives, which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income or loss. As of September 30, 2023 and March 31, 2023, the company had no outstanding steel derivative contracts and as a result, the fair value liability, respectively, was nil. The steel derivative contracts as of September 30, 2022 terminated over the course of the year from October 2022 to December 2022. During the three and six month periods ended September 30, 2022, steel hedge agreements for 28,000 tons and 49,000 tons respectively, expired.

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income or loss and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial items (basis adjustment).

During the six month period ended September 30, 2023, unrealized and realized income resulting from steel hedges was nil. During the six month period ended September 30, 2022, the unrealized income resulting from the steel hedge of $27.0 million, net of tax of $3.6 million was recognized in the cash flow hedge reserve in other comprehensive income. During the six month period ended September 30, 2022, the realized income from the steel hedge of $8.1 million, was subsequently reclassified from other comprehensive income and recognized in revenue.

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income is as follows:

As at,	September 30, 2023	March 31, 2023
Opening balance	$—	$(24.7)
Income arising on changes in fair value of cash flow hedges, net of tax expense of nil, respectively	—	34.0
Loss reclassified to net income	—	(9.3)

Income on cash flow hedges	—	24.7

Ending balance	$—	$—

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	PENSION BENEFITS

Defined benefit plans

The components of amounts recognized in the condensed interim consolidated statements of net income in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Amounts recognized in net income were as follows:
Current service cost	$4.2	$4.2	$8.4	$8.5
Past service cost	—	49.5	—	49.5
Net interest cost	2.1	1.6	4.2	2.6

	$6.3	$55.3	$12.6	$60.6

Defined benefit costs recognized in:
Cost of sales	$3.8	$48.3	$7.6	$52.2
Administrative and selling expense	0.4	5.4	0.8	5.8
Interest on pension liability	2.1	1.6	4.2	2.6

	$6.3	$55.3	$12.6	$60.6

The amounts recognized in the condensed interim consolidated statements of other comprehensive income in respect of the defined benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Amounts recognized in other comprehensive income, were as follows:
Actuarial loss on accrued pension liability	$2.2	$12.8	$14.8	$74.2

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of $49.5 million, of which $44.5 million was recorded in the cost of steel revenue and $5.0 million was recorded in administrative and selling expense for the three and six month periods ended September 30, 2022.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net income in respect of the other post-employment benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Amounts recognized in net income were as follows:
Current service cost	$0.7	$0.9	$1.4	$1.6
Past service cost	—	3.8	—	3.8
Net interest cost	2.7	2.4	5.4	4.8

	$3.4	$7.1	$6.8	$10.2

Post employment benefit costs recognized in:
Cost of sales	$0.6	$4.2	$1.2	$4.8
Administrative and selling expense	0.1	0.5	0.2	0.6
Interest on pension liability	2.7	2.4	5.4	4.8

	$3.4	$7.1	$6.8	$10.2

The amounts recognized in the condensed interim consolidated statements of other comprehensive income in respect of these other post-employment benefit plans are presented below:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Amounts recognized in other comprehensive income, were as follows:
Actuarial (income) loss on accrued post- employment benefit liability	$(16.2)	$5.6	$(14.4)	$(24.2)

Past service cost recognition

The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the post-employment benefits of $3.8 million, of which $3.4 million was recorded in the cost of steel revenue and $0.4 million was recorded in administrative and selling expense for the three and six month periods ended September 30, 2022.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	TAX MATTERS

The components of income tax expense (recovery) for the three and six month periods ended September 30, 2023 and September 30, 2022, are as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Income tax expense recognized in net income:
Current tax expense	$15.8	$20.4	$62.1	$105.9
Deferred income tax benefit	(3.9)	(15.5)	(10.9)	(16.1)

	$11.9	$4.9	$51.2	$89.8

Income tax recovery recognized in other comprehensive income:
Tax effect of net unrealized loss on cash flow hedges	$—	$3.6	$—	$3.6

	$—	$3.6	$—	$3.6

19.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.

Legal Matters

Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these condensed interim consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at March 31, 2023	103,567,884	$958.4
Issuance of capital stock	35,379	0.4

Balance at September 30, 2023	103,603,263	958.8

For the six month period ended September 30, 2023, the Company converted 35,379 deferred share units (“DSUs”) to capital stock upon the resignation of a director.

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “2022 NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire its shares until March 2, 2023 under the same terms and conditions.

As at September 30, 2022, the Company purchased and cancelled 3,077,572 common shares at a weighted average book value of $9.25 (US $7.30) per share for a total purchase price of approximately $34.7 million (US $26.8 million). The excess of the purchase price paid over the carrying value of the common shares purchased totaling $6.1 million, was recognized as a reduction to retained earnings.

The Company renewed its NCIB to acquire a maximum of 5,178,394 of its shares, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and will terminate on the earlier of March 5, 2024, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. As at September 30, 2023 and March 31, 2023, the Company has not made any purchases under its renewed NCIB.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer in the United States (collectively the “Offer”) to purchase for cancellation up to US $400 million of its common shares. The Offer which expired on July 27, 2022, proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer could individually select the price, within a price range of not less than US $8.75 and not more than US $10.25 per share (in increments of US $0.10 per share), at which they tender their shares to the Offer. Upon expiry of the Offer, the Company determined the lowest purchase price that allowed it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US $400 million.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	CAPITAL STOCK (continued)

On July 27, 2022, 41,025,641 common shares at a weighted average book value of $9.11 (US $7.33) per share were purchased for cancellation at US $9.75 per share, for an aggregate amount of $514.9 million (US $400 million). As a result, the Company subsequently adjusted the number of common shares and the reduction to retained earnings to actual. The excess of the purchase price over the carrying value of the shares purchased totaling $127.4 million (US $99.3 million) was recognized as a reduction to retained earnings. The Company incurred transaction costs of $1.1 million related to the SIB which were recorded within capital stock.

21.	NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
(in millions)
Net income attributable to ordinary shareholders	$31.1	$87.2	$162.0	$388.7
Loss (gain) on change in fair value of warrants(i)	0.3	(35.1)	(17.2)	(73.5)

Net income attributable to ordinary shareholders (diluted)	$31.4	$52.1	$144.8	$315.2

(in millions)
Weighted average common shares outstanding(ii)	108.5	121.6	108.5	137.0
Dilutive effect of warrants(i)	24.4	24.2	24.4	24.3

Dilutive weighted average common shares outstanding	132.9	145.8	132.9	161.3

Net income per common share:
Basic	$0.29	$0.72	$1.49	$2.84
Diluted	$0.24	$0.36	$1.09	$1.95

(i)

As at September 30, 2023, 24,179,000 warrants remain outstanding. For the purposes of determining diluted net income per common share, net income for the three and six month periods ended September 30, 2023 was adjusted for the change in the fair value of the warrants in the amount of $0.3 million (US $0.2 million) and $17.2 million (US $12.8 million), respectively as the warrants were determined to be dilutive. For the purposes of determining diluted net income per common share, net income for the three and six month periods ended September 30, 2022 was adjusted for the change in the fair value of the warrants in the amount of $35.1 million (US $26.4 million) and $73.5 million (US $56.3 million), respectively as the warrants were determined to be dilutive.

(ii)

On May 17, 2022, the Board of Directors granted 141,203 and 556,348 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2023 (“FY2023 Plan”). Further, on March 31, 2023 the Board of Directors granted 457,935 and 404,211 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024 (“FY2024 Plan”). For the purposes of

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	NET INCOME PER COMMON SHARE (continued)

determining diluted net income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that vest based on achievement of various financial and nonfinancial targets. Based on the achievement of such targets and forfeiture of awards, the restricted share units and performance share units included in diluted net income per share for the three and six month periods ended September 30, 2023 is 194,080 and 206,000, respectively. See Note 28.

For the three and six month periods ended September 30, 2023, the total weighted average common shares issued and outstanding is 103,603,263 and 103,586,407, respectively.

The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the three and six month periods ended September 30, 2023, 1,553,363 and 1,545,319 weighted average earnout rights, respectively, have been included in the calculation of basic and diluted net income per common share. Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the three and six month periods ended September 30, 2023, 3,090,113 and 3,074,962 weighted average Replacement LTIP awards, respectively, have been included in the calculation of basic and diluted net income per common share. See Note 25 and Note 26.

The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the three and six month periods ended September 30, 2023, 272,001 and 245,210 weighted average DSUs, respectively, have been included in the calculation of basic and diluted net income per common share. See Note 28.

22.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Accounts receivable	$4.5	$73.7	$(13.0)	$147.0
Taxes payable and accrued taxes	2.8	(49.6)	33.7	42.5
Inventories	(45.8)	(176.9)	(97.9)	(317.3)
Prepaid expenses and other current assets	36.6	(4.0)	29.4	6.8
Accounts payable and accrued liabilities	8.5	12.8	69.3	(16.9)
Derivative financial instruments	—	10.7	—	16.8

	$6.6	$(133.3)	$21.5	$(121.1)

23.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 11 approximates the respective carrying value due to variable interest rates.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

The fair value of steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market forward prices of NYMEX hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.

The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at September 30, 2023 is the carrying amount of accounts receivable of $303.6 million (March 31, 2023 - $291.2 million). At September 30, 2023 and March 31, 2023, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at September 30, 2023, $2.9 million, or 1.0% (March 31, 2023 - $2.0 million, or 0.7%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at September 30, 2023 was $1.1 million (March 31, 2023 - $0.5 million), as disclosed in Note 8.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management, including the management of long-term debt, as described in Note 5 to the March 31, 2023 consolidated financial statements.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 15, during the three and six month periods ended September 30, 2023, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel however was a party to agreements during the three and six month periods ended September 30, 2022. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at September 30, 2023 and March 31, 2023, were as follows:

As at,	September 30, 2023	March 31, 2023
Cash	$31.2	$51.2
Restricted cash	3.9	3.9
Accounts receivable	138.4	127.1
Accounts payable and accrued liabilities	(141.0)	(147.1)
Governmental loans	(134.7)	(120.4)
Other long-term liabilities	(4.0)	(3.3)

Net Canadian dollar denominated financial instruments	$(106.2)	$(88.6)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended September 30, 2023 would have decreased (or increased) income (loss) from operations by $0.1 million and $0.6 million, respectively. A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended September 30, 2022 would have decreased (or increased) income (loss) from operations by $0.4 million and nil, respectively.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	FINANCIAL INSTRUMENTS (continued)

For the three and six month periods ended September 30, 2023 and September 30, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 19. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 15 to hedge the commodity price risk associated with the revenue on the sale of steel.

At September 30, 2023, the Company had no commodity-based swap contracts. At September 30, 2022, the Company had commodity-based swap contracts with an aggregate notional quantity of 45,000 net tons outstanding, and a 10% increase in the price of hot-rolled coil (U.S. Midwest Domestic Hot-Rolled Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately $4.8 million decrease in the Company’s profit or loss.

24.	WARRANT LIABILITY

As at September 30, 2023, 24,179,000 Warrants remain outstanding with an estimated fair value of US $1.22 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $39.9 million (US $29.5 million) (March 31, 2023 - $57.3 million; US $42.3 million) in warrant liability on the condensed interim consolidated statements of financial position. For the three month period ended September 30, 2023, a loss of $0.3 million (September 30, 2022 – gain of $35.1 million) on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net income. For the six month period ended September 30, 2023, a gain of $17.2 million (September 30, 2022 – gain of $73.5 million) on change in the fair value of the warrant liability is presented in the condensed interim consolidated statements of net income.

25.	EARNOUT LIABILITY

As at September 30, 2023, 1,560,439 earnout rights remain outstanding with an estimated fair value of US $6.80 per unit based on the market price of the Company’s common shares, for which an earnout liability of $14.3 million (US $10.6 million) (March 31, 2023 - $16.8 million; US $12.4 million) was recognized on the condensed interim consolidated statements of financial position. In addition, 24,655 dividend equivalents were granted as of September 30, 2023. Gain on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2023 of $0.7 million and $2.7 million, respectively, are presented in the condensed interim consolidated statements of net income. Gain on change in the fair value of the earnout liability for the three and six month periods ended September 30, 2022 of $5.0 million and $9.2 million, respectively, are presented in the condensed interim consolidated statements of net income.

26.	SHARE-BASED PAYMENT COMPENSATION LIABILITY

Replacement Long Term Incentive Plan (“LTIP”) Awards

As at September 30, 2023, 3,103,444 Replacement LTIP Awards remain outstanding with an estimated fair value of US $6.80 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $28.5 million (US $21.1 million) (March 31, 2023 - $33.5 million; US $24.7 million) in share-based payment compensation liability on the

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	SHARE-BASED PAYMENT COMPENSATION LIABILITY (continued)

condensed interim consolidated statements of financial position. In addition, 43,801 dividend equivalents were granted as of September 30, 2023. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2023 of $1.3 million and $5.3 million, respectively, are presented in the condensed interim consolidated statements of net income. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended September 30, 2022 of $10.0 million and $19.4 million, respectively, are presented in the condensed interim consolidated statements of net income.

27.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
Salaries and benefits	$1.7	$5.9	$3.3	$10.4
Director fees	0.8	0.3	1.6	0.5
Share-based compensation (Note 28)	1.1	0.3	1.7	2.5

	$3.6	$6.5	$6.6	$13.4

28.	SHARE BASED COMPENSATION

Long-term incentive plan

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), DSUs, Performance Share Units (“PSU”) and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

28.	SHARE BASED COMPENSATION (continued)

For the three and six month periods ended September 30, 2023, the Company granted 49,765 and 92,716 DSUs, respectively, under the Omnibus Plan to certain directors of the Company, with a grant date fair value based on the market price of the Company’s common shares on the day of the grant. Further, for the six month period ended September 30, 2023, the Company converted 35,379 DSUs to capital stock upon the resignation of a director. On June 30, 2022, 75,192 DSUs under the Omnibus Plan were granted to certain Directors of the Company, with a grant date fair value based on the market price of the Company’s common shares on the day of grant.

For the three and six month periods ended September 30, 2023, the Company recorded a share-based payment compensation expense of $0.5 million and $0.9 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2022, the Company recorded a share-based payment compensation expense of $0.9 million in administrative and selling expense on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position.

As at September 30, 2023, a total of 272,965 DSUs were outstanding. No cancellations or forfeiture of DSUs have been recorded to date.

Restricted share units and performance share units

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

FY2023 Plan

At September 30, 2023, 131,224 and 149,087 units of RSUs and PSUs, respectively, net of cancellations and forfeitures, remain outstanding for recognition over the remainder of the vesting period. Further, for the three and six month periods ended September 30, 2023, the Company recorded share-based payment compensation expense of $0.3 million, in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. For the three and six month periods ended September 30, 2022, the Company recorded share-based payment compensation income of $0.2 million and expense of $1.8 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit. No exercises of RSUs and PSUs have been recorded to date.

FY2024 Plan

On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024. At September 30, 2023, 459,797 and 409,932 units of RSUs and PSUs, respectively, remain outstanding for recognition over the remainder of the vesting period. Further, for the three and six month periods ended September 30, 2023, the

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

28.	SHARE BASED COMPENSATION (continued)

Company recorded share-based payment compensation expense of $1.5 million (September 30, 2022 – nil for the three and six month periods) in administrative and selling expenses on the condensed interim consolidated statements of net income and contributed deficit on the condensed interim consolidated statements of financial position. No exercises, cancellation or forfeiture of RSUs and PSUs have been recorded to date.

29.	DIVIDENDS

On June 21, 2023 the Board of Directors declared a dividend of US$0.05 per common share for shareholders of record at market close on July 5, 2023. A dividend of $7.0 million (US $5.2 million) was paid on July 24, 2023. On August 9, 2023, the Board of Directors declared a dividend of US $0.05 per common share for shareholders of record at market close on August 25, 2023. On September 29, 2023, $6.9 million (US $5.2 million) was paid and recorded as a distribution through retained earnings (September 30, 2022 - $16.6 million; US $12.6 million).